Protective Life Corporation

Post Office Box 2606

Birmingham, AL 35202

205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

August 20, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2008

File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Annual Report”) contained in your letter dated August 6, 2009 addressed to Mr. Richard J. Bielen.  For your convenience, we have included your comments in bold type along with our responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unrealized Gains and Losses — Available-for-Sale Securities, page 100

Comment 1:

Please refer to your response to our prior comment number three.  With respect to your below-investment grade securities, please revise to disclose the number of investment positions that are in an unrealized loss position.  Refer to paragraph 17(b)(3) of FSP 115-1.

Response:

The Company will revise the disclosure in future filings to include the number of investment positions that are in an unrealized loss position.  The revised disclosure will include information similar to the following.

As of December 31, 2008 the Company held 109 positions in below investment grade securities totaling $1.0 billion that were in an unrealized loss position.

Fair Value of Financial Instruments, page 114

Comment 2:

We have reviewed your response to our prior comment number four and have the following comments:

a.     With respect to part (a), you state that you “generally obtain one quote per security”.  For those instances where you obtained multiple quotes or prices, disclose how you determined the ultimate value you used in your financial statements; and

b.     With respect to part (b), you state that if you determined that there is an “appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly”.  Please disclose the circumstances for which you adjusted the quotes or prices you obtained from brokers and pricing services, and quantify the amount of such securities.

Response:

a.     We only obtain one quote per security.  We will revise the disclosure in future filings to delete the word “generally”.

b.     The statement “if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly” was included in the disclosure to reflect the possibility that we may receive a dealer quote that does not accurately reflect, in our opinion, the true value of the security. For the year ended December 31, 2008 we did not adjust any quotes or prices we received from brokers.  In future filings we will add disclosure to clarify that we did not adjust quotes or prices received from brokers, or if we find it necessary to adjust such quotes or prices, we will disclose the circumstances for which they were adjusted and quantify the amounts of such securities. Assuming that we do not adjust any quotes or prices, the revised disclosure in future periods will include information similar to the following:  The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2008.

Comment 3:

Please refer to your response to our prior comment number five.  We note you have stated that the transfers into Level 3 were not material for the period presented.  Please also clarify whether you considered the amount of realized/unrealized gains (losses) you recorded during the year on these transferred investments regardless of whether or not recognized in results of operations.  If those gains/losses are material, we reiterate our comment to provide the following disclosures:

•      The significant inputs that you no longer consider to be observable; and

•      Any material realized/unrealized gains (losses) you recorded regardless of whether or not recognized in results of operations on those assets or liabilities during the period, and, to the extent you exclude that amount from the Level 3 reconciliation, the amount you excluded.

Response:

The securities transferred into Level 3 during 2008 had a net unrealized loss for the year of less than $20 million.  There were net realized losses of less than $1 million recorded on these investments.

Due to the immaterial amount of investments transferred and the immaterial amount of unrealized and realized losses on these investments, we do not believe a discussion of the transfer in MD&A would influence investors’ assessment of our financial position or results of operations.  We will, of course, provide the disclosures requested in your comment in future periods if we have material transfers of investments into Level 3 or material amounts of realized/unrealized gains (losses) on such transferred investments.

*              *              *              *              *

In connection with our response, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer

cc:	Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation